Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Christiana Bank & Trust Company
Filer’s Commission File No.: 000-22537-01

NATIONAL PENN BANCSHARES, INC.

PRESENTATION SCRIPT

FERRIS, BAKER WATTS INC. MID-ATLANTIC COMMUNITY BANK CONFERENCE

HERSHEY, PA

AUGUST 8, 2007 at 10:10 AM

Glenn Moyer:  Thank you to Ferris, Baker Watts for inviting us and good morning to all of you.

I’m Glenn Moyer, President & CEO of National Penn Bancshares, Inc.  I’ll be introducing National Penn, speaking about our exceptional market areas, our business strategies, and offering concluding thoughts.

Gary Rhoads, our Chief Financial Officer, will discuss our recent performance, our balanced growth strategy and our recently announced acquisition.

First, I need to pause and have you review our necessary legal disclaimers on this slide, and the following slide.  They are expanded due to our recently announced acquisition in Delaware and included in our slide presentation for your review.

Now, I’m pleased to tell you about National Penn!  We are the 7th largest commercial bank holding company headquartered in Pennsylvania.  We’ve been called “Rock Solid in the Keystone State” and “One of the Best Kept Secrets in Pennsylvania.”

Our retail shareholder base is strong, and we have seen a steady increase in institutional ownership, bringing us closer to our peers.

Along with others in our industry, we have experienced recent heavy downward pressure on our stock price.  Yesterday, we closed at $15.11, below the low price on the 52-week range shown on the current slide.  We believe that our community and super-community banking sector as a whole has been oversold and is in a period of adjustment.  While all of us in this industry segment continue to face difficulties in increasing near term core earnings due to margin and competitive pressures, we continue to be motivated by the longer term opportunities for a dynamite and dynamic organization like National Penn to grow and be successful.

Pictured on this slide are National Penn’s top executives at the 20th anniversary of our listing on the Nasdaq exchange.  Recently, we were pleased to be included in the initial list of companies on Nasdaq’s new highest listing tier, the Nasdaq Global Select Market.

Our Executive Council is solid in financial services experience.  We range from homegrown experts who have a depth of knowledge about the company and our market, to acquired talent that bring us their diversified experiences.

Our Executive Council is supported by a Leadership Team of a diverse group of professionals that contribute their knowledge and insights from different areas throughout the organization.

Our consistent business strategies are key to our success.

We believe that if we stick to our proven community banking delivery methods, we have our best opportunity to build long term, profitable relationships with our business and consumer customers.

The depth of the relationships that we have with our customers, and the quality of our people, allow us to become trusted advisors and provide us the opportunity to cross-sell and grow our diversified revenue streams.

As you will hear during our presentation, our growth strategy is a balanced one, focusing on both acquisition and organic growth to create sustainable, profitable growth for longer term rewards for our shareholders.

We believe that National Penn is extremely well situated.

Pennsylvania is at the crossroads of one of the most attractive financial services markets in the country.

Mega banks, such as those on the slide, have moved into the area and de novo banks continue to spring up.  Based on the most recent FDIC market data as of June 30, 2006, the number of deposit institutions in our primary market area increased from 119 to 134 during the period June 30, 2005 to 2006.  We feel that we are strategically positioned to continue to compete with the larger, and smaller, institutions that have joined our market.

National Penn’s unique position is one of a super-community bank with a business model that focuses on strong client relationships.  We differentiate ourselves with the sophisticated products and services offered by much larger financial institutions.  Consistent with our history, we deliver them with the care and personal attention of a smaller community bank.

National Penn serves nine counties in southeastern Pennsylvania and one county in the central part of the state, through 80 community offices and 10 business centers, and one community office in Cecil County, Maryland.

Our banking institutions consist of National Penn Bank, our core bank, and four banking divisions - all highly successful institutions who have joined us through acquisitions:

- FirstService Bank in Bucks County

- Peoples Bank of Oxford in southern Chester County

- HomeTowne Heritage Bank in Lancaster County, and

- Nittany Bank, headquartered in State College, PA

We are looking forward to our first entrance into Delaware with our pending acquisition of Christiana Bank & Trust Company, which we will speak more about later in the presentation.

As you can see on this slide, through balanced acquisition and organic growth, we have expanded our footprint to 10 counties in Pennsylvania.  While we wish we had 2007 data, based on the most recently available FDIC data as of June 30th 2006, we currently enjoy the 14th largest deposit market share in the state of Pennsylvania and in our primary market area, we hold the 8th largest share out of 134 institutions.

While we consistently strive to increase market penetration, our goals for growth differ depending on the area. For example, while we maintain the number two or three position in several counties, in others where we are newer, or have more intense competition, our goal is to reach and maintain a position of 10 or above.  We are convinced that we can achieve top 10 status in the counties where we are currently 11 or 12 in the foreseeable future.

The markets in which we operate are strong - 7 of our primary counties are in the top 10 counties in Pennsylvania in terms of average household income.  And, we are fortunate to be able to do business in the top 3 counties in Pennsylvania demographically – Chester, Montgomery and Bucks.  These counties continue to experience strong residential and commercial development, as well as projected household growth at a higher rate than the state average.

Now I would like to invite Gary to come and speak to you about our performance and growth strategy.  Gary?

Gary Rhoads:  Thank you Glenn.  And thank you all for coming out today.

Our strong percentage of core deposits demonstrates our commitment to our business model of growing our customer relationships.

Approximately 63% of total deposits as of June 30th are transaction-related core deposits.  A significant challenge to National Penn’s management in today’s competitive banking environment, is to continue to grow our transaction account deposit base as customers are showing a very strong preference for higher rate time deposits at the current time.

To help us meet this challenge, we are currently underway with a deposit acquisition program that is showing promising results.  With 2 more months to go, we are encouraged by a 19% increase in new account openings over last year.

Understanding that our customers are our best source for referrals, we instituted a very energetic customer referral program.  In the four months that we have been running the program, our customers have referred over 800 new accounts to us!  The new customer receives a gift for opening the account, and our customer receives the same gift for referring the account - a win for all involved!

National Penn has a history of considerable success in supporting the financing needs of the business community.

A full 74% of our loan portfolio is business loan or commercial real estate loan-related.

While we have a $67 million lending limit, our largest commercial relationship - consisting of multiple credits - is $28 million dollars and the average loan size in our commercial portfolio is approximately $280,000 dollars.

The current slide depicts the quality of our loan portfolio as the percentage of non-performing assets plus 90 days past due to total assets.

Our asset quality is strong versus our peers, owing to our strong credit culture as one of our core competencies.

The increase in the ratio at June 30, 2007, while still comparing well to our historical average, is due to the increase in non-accrual loans, 55% of which are two commercial credit relationships which we believe could be resolved by year end.

In recent years, our loan loss reserve coverage ratio has stayed strong when compared to most of our peer financial institutions.

We believe we remain appropriately positioned in our overall loan loss reserve at $57.0 million or 1.53% of total loans and leases at June 30th.

As we have said many times, this is a dynamic process, and we will continue to evaluate the appropriate level of provision on a quarterly basis.  Despite the increased net charge-offs and non-performing assets, we believe our loan portfolio as a whole remains in good condition.

As with many of our peers, maintaining a strong net interest margin in today’s competitive, flat to inverted yield curve environment, has posed a major challenge.  As you can see on this slide, despite the decline in our margin, we have been able to increase our net interest income, and we have seen our margin begin to stabilize over recent quarters.

We have a robust asset/liability management process to determine our best possible interest rate risk position to deal with the various external factors facing the company at any given time.  Currently, we feel we have taken as neutral a position as possible on interest rate risk.

As we can see on this slide, the decline in margin is not a temporary situation, and the yield curve is not likely to make a significant adjustment quickly.

Although our margin is lower than some of our peers, we are likely to benefit more, if and when, the yield curve returns to its historical slope.

Our strategy has been to position our company to be successful in this environment for the longer-term. We will continue our focus on diversified earnings growth and cost containment efforts that will allow us to build shareholder value through this challenging period.

With respect to our balanced growth strategy, I’d like to begin by speaking about our acquisition strategy, and then discuss our focus on organic growth.

National Penn is an experienced acquirer of in and out of market companies and our acquisition goals are well-defined with acquisitions to be accretive to Earnings Per Share within 12-15 months and cumulatively accretive in 30-36 months.

The successful integration of those who join us benefits from our strategy of retaining the local management team and supporting them as they build out their business model with our combined resources.

We do not believe in a “slash & burn” acquisition strategy, but allow the acquired organization to build upon what made them successful.

We will maintain our successful acquisition strategy with our recently announced pending acquisition of Christiana Bank & Trust Company of Delaware.

Christiana, based a few miles northwest of Wilmington in the state of Delaware, has had a strong record of financial success since its founding just over 13 years ago.

They have quickly grown into an organization whose capabilities in trust and asset management far surpass the assets on their balance sheet.

We are extremely excited about this transaction and the advantages we believe it will provide to National Penn.

This acquisition really “moves the needle” with respect to the size and growth characteristics of our wealth management and trust businesses. Growth, revenue diversification and our first entry into Delaware, when combined with the improvement to National Penn’s earnings per share, make this a great deal for us.

One of the most significant challenges facing our industry is the limited prospects for organic growth.  We realize that our job is not finished once we add our acquired partner’s assets to our balance sheet. The organizations that have joined us have provided us with additional opportunity for organic growth in the some of the most desirable counties in our market.

Our acquisitions have also allowed us to leverage our core and affiliate businesses.  For example, our HomeTowne Heritage division, substantially a commercial lending bank at the time of acquisition in December 2003, has grown their consumer loans from $9.3 million to $72.9 million dollars as of June 30, 2007.  They have also embraced our middle market lending group, increasing this segment of their portfolio from $0 dollars to $13.7 million dollars in less than 2 years.

In addition to our acquisitions of core-banking franchises, we have realized success with a number of wealth management and advisory organizations.  We are pleased that these organizations continue to thrive since joining National Penn.  I will speak specifically about the impact Christiana Bank & Trust Company will make on our wealth management and advisory group in a moment.

We are proud of our long history of effectively deploying capital in a way that has resulted in consistently strong returns for our shareholders.  While our most recent strategic use of capital has been to acquire successful partners, we also understand the importance of retaining and replenishing capital to support shareholder value for the longer-term.

We have benefited from solid total asset growth, standing at a 14.8% compounded annual growth rate over the past 5 years.

Our strategy has been to balance organic growth and growth through acquisition – and we are challenged by our board to do both.

This strategy is consistent with our business model and our goal to develop long-term, full relationships with our clients.

An important part of our business strategy is to diversify our revenue streams.  As such, National Penn has developed the range of products and services that it offers.  Allow me to highlight one example.

Our wealth management group, National Penn Investors Trust Company, encompasses several business segments offering a broad array of wealth and investment management products and services.  This group currently manages or advises over $2.87 billion dollars in assets.

Our Trust Company’s Institutional Advisors Group recently received independent verification of their compliance with the stringent Global Investment Performance Standards set by the CFA.  Achievement of this goal demonstrates to our wealth group clients our commitment to the highest universal performance standards for investment managers.

Again, we believe that our pending acquisition of Christiana Bank & Trust will add significant value to National Penn’s strong wealth group.

One of our key goals is to diversify our revenue base away from an over-reliance on net interest income.  This slide projects National Penn’s trust and wealth management business as it would have looked on June 30, 2007 with the addition of Christiana.

This transaction is expected to bring National Penn’s combined trust assets under administration or assets under management to over $5 billion dollars.

The acquisition of Christiana clearly takes National Penn’s wealth management and trust business to another level, while introducing us to some new, highly attractive niche product areas.

In 2006, we completed our 29th consecutive year of both higher earnings per share and cash dividends per share.  This distinction places us on Staton’s Earnings All Stars list as one of only 16 public companies with higher earnings per share for at least 20 straight years.

In recognition of our financial strength, National Penn has been named one of “America’s Finest Companies” by the Staton Institute for the 10th consecutive year.

National Penn is extremely proud that we are one of only 22, out of over 19,000 U.S. public companies, with a combined total of 50 years of higher earnings and cash dividends per share, qualifying us to be part of Staton’s “Super 50 Team.”

On this slide I’d like to note that all prior Earnings Per Share figures have been adjusted for the impact of the modified retrospective method for stock option expensing under FAS123R and our most recent 3% stock dividend which was paid on September 30, 2006.

While we evaluate Return on Equity and Return on Tangible Equity, Earnings Per Share growth is our primary performance metric.

Our director, executive and most of our employee incentive compensation plans are formally tied to this performance measure.

As I noted previously, National Penn has a 29-year track record of increased cash dividends paid to shareholders.

With the 3% stock dividend we paid on September 30th 2006, we have also paid a stock split or stock dividend in each of the last 29 years.

We target a dividend payout ratio of between 40 – 50%.

Both our return on equity and our return on tangible equity are depicted on the current slide.

Due to a number of acquisitions in recent years, purchase accounting rules have negatively impacted GAAP return on equity.

As an alternative measure of our effective use of capital, we also measure our return on tangible equity for comparative purposes.  This ratio excludes the impact of purchase accounting for our acquisitions.

In addition to our return on tangible equity, we monitor our tangible equity to assets ratio and strive to maintain this at or above 5%.  At June 30th, our ratio was 5%.  We expect the Christiana transaction to have minimal impact on this ratio.

Glenn will now provide concluding comments.

Glenn Moyer:  Thank you Gary.

As you can see on the current slide, National Penn’s stock returns have done very well compared to the S&P 500 over the past 20 years.

We believe that this is one of our best measures of how we enhance shareholder value…our total returns over the longer term.

We mentioned earlier the recent decline in our stock price.  To put this in perspective, the current slide compares our decline to our peers.  In fact we looked yesterday at the end of the day for everyone who was going to be here today.  And if you look at stock price compared to 12/31/06 the best performer in this room presenting today is down about 9% and the poorest performer presenting today is down about 36%.  The average of the 9 or 10 of us that are presenting is, I think, down since year end around 24.5%.

Our industry in general is currently out of favor with investors.

We believe that for investors who have a longer term view and focus on total investment return, National Penn should be a solid investment.  Currently, we may be experiencing a favorable buying opportunity for these investors.

Finally, I would like to recap the primary reasons to consider National Penn Bancshares.

We believe we have terrific geographic locations throughout our franchise.  We have leveraged our market area well, and we are confident that there is room for further growth.

Our people are one of our primary differentiators – we have some of the best at growing relationships. We are honored that for 5 consecutive years, our employees rated us as one of the “Best Places to Work in Pennsylvania.”  This, according to a confidential, third-party survey of employees of large-sized companies.

We have a terrific history of consecutive years of increased earnings per share and dividends, a strong dividend payout ratio, and above-market price appreciation over the longer-term.  While we are mindful of the complex operating environment we are currently in, we challenge ourselves every day to continue these successes.  Our board, executive officers and terrific leadership team all understand, and are focused on and determined, continuing to find ways to improve shareholder value.

Thank you for taking the time to let us tell you a bit about National Penn Bancshares today.

We’d be happy to answer any questions you may have.

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Additional Information About Our Pending Christiana Bank & Trust Acquisition:

National Penn Bancshares intends to file a registration statement on Form S-4 in connection with the transaction, and together with Christiana Bank & Trust, intends to mail a proxy statement/prospectus to Christiana Bank & Trust shareholders in connection with the transaction.  Shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn Bancshares, at the SEC's web site at www.sec.gov.  A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or Christiana Bank & Trust, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Chris J. Cusatis
Corporate Secretary	Senior Vice President and Chief Financial Officer
National Penn Bancshares, Inc.	Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7730

Cautionary Statement Regarding Forward-Looking Statements:

This presentation contains forward-looking information about National Penn Bancshares, Inc., Christiana Bank & Trust Company and the combined operations of National Penn Bancshares, Inc. and Christiana Bank & Trust Company after the completion of the transactions described in the presentation that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should,'' "project," "plan,'' "seek," "intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries. National Penn Bancshares and Christiana Bank & Trust caution readers not to place undue reliance on these statements.

National Penn Bancshares and Christiana Bank & Trust’s businesses and operations, as well as their combined business and operations following the completion of the transactions described in the release, are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following:  ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in National Penn Bancshares’ annual and quarterly reports filed with the SEC.  See “Additional Information About Our Pending Christiana Bank & Trust Acquisition” below. Neither National Penn Bancshares nor Christiana Bank & Trust makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

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